                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                XTRA Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    984138107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1945 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).



                                Page 1 of 6 Pages

                                             13G

Cusip No. 984138107                 Page 2 of 6 pages
         ------------


  1.     Name of Reporting Person
        2.      S.S. or I.R.S. Identification No. of Above Person

                      WESTPORT ASSET MANAGEMENT, INC.

2.   Check the appropriate box if a member of a group*    (a)  [X]
                                                          (b)  [ ]

3.   SEC Use Only

4.   Citizenship or Place or Organization

                             CONNECTICUT

Number of           5.  Sole Voting Power
Shares                         100
Beneficially        6.  Shared Voting Power
Owned By                  1,424,220
Each                7.  Sole Dispositive Power
Reporting                       100
Person              8.  Shared Dispositive Power
With                       1,424,220

9.   Aggregate Amount Beneficially Owned by each Reporting Person

                      1,424,320

10. Check Box if the aggregate amount in row (9) excludes certain shares *
                                                                         [ ]
11. Percent of Class Represented by Amount in Row 9

                      9.32%

12. Type of Reporting Person*

                      IA


*  SEE INSTRUCTION BEFORE FILLING OUT

                                Page 3 of 6 pages


Item 1(a):                   Name of Issuer:

                                XTRA CORPORATION

Item 1(b):                   Address of Issuer's Principal Executive Offices:

                                 60 STATE STREET
                                 BOSTON, MA 02109-1826


Item 2(a):                   Name of Person Filing:

                             WESTPORT ASSET MANAGEMENT, INC.

Item 2(b):                   Address of Principal Business Office:

                             253 RIVERSIDE AVENUE
                             WESTPORT, CT  06880

Item 2(c):                   Citizenship:

                             CONNECTICUT

Item 2(d):                   Title of Class of Securities:

                             COMMON STOCK

Item 2(e):                   CUSIP Number:

                                    984138107

Item 3. If this stated is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                             (a)    (  )    Broker or Dealer registered under
                                            Section 15 of the Act

                             (b)    (  )    Bank as defined in Section
                                            3(b)(6) of the Act

                                            Page 4 of 6 pages

                             (c)    ( )     Insurance Company as defined in
                                            Section 3(a) (19) of the Act

                             (d)    ( )     Investment Company registered
                                            under Section 8 of the Investment
                                            Company Act

                             (e)    (X)     Investment Adviser registered
                                            under Section 203 of the Investment
                                            Advisors Act of 1940

                             (f)    ( )     Employee Benefit Plan, Pension
                                            Fund which is subject to the
                                            Provisions of the Employee Retire-
                                            ment Income Security Act of 1974
                                            or Endowment Fund; see 'SS'240.13d-1
                                            (b)(1)(ii)(F)

                             (g)    ( )     Parent Holding Company, in accor-
                                            dance with 'SS'240.13d-1(b)(ii)(G)
                                            (Note:  See Item 7)

                             (h)    ( )     Group in accordance with
                                            'SS'240.13d-1 (b)(1)(ii)(H)

Item 4.               Ownership.

                             (a)    Amount Beneficially owned: 1,424,320 shares

                             (b)    Percent of Class:  9.32%

                             (c) Number of shares as to which such person has:

                                 (i)   sole power to vote or to direct the
                                       vote:  100

                                 (ii)  shared power to vote or to direct the
                                       vote: 1,424,220

                                 (iii) sole power to dispose or to direct the
                                       disposition of: 100

                                 (iv) shared power to dispose or to direct the disposition of: 1,424,220

                                Page 5 of 6 pages

Item 5.               Ownership of Five Percent or Less of a Class

                             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
                             following   ( )

Item 6.               Ownership of More than Five Percent on Behalf of Another
                           Person:

               A PORTION OF THE SHARES OF COMMON STOCK OF THE ISSUER REPORTED HEREBY, AMOUNTING IN THE AGGREGATE TO 9.32% OF SUCH SHARES OUTSTANDING, ARE HELD IN CERTAIN DISCRETIONARY MANAGED ACCOUNTS OF WESTPORT ASSET MANAGEMENT, INC. (THE "REPORTING PERSON"). THE REMAINING SHARES OF COMMON STOCK OF THE ISSUER REPORTED HEREBY, AMOUNTING TO LESS THAN 0.01% OF SUCH SHARES OUTSTANDING ARE BENEFICIALLY OWNED BY OFFICERS AND STOCKHOLDERS OF THE REPORTING PERSON. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES BENEFICIALLY OWNED BY SUCH PERSONS AND DISCLAIMS THE EXISTENCE OF A GROUP.

Item 7.               Identification and Classification of the Subsidiary
                             Which acquired the Security Being Reported on By the Parent Holding Company.

                                    N/A

Item 8.               Identification and Classification of Members of
                             the Group.

                                    N/A

Item 9.               Notice of Dissolution of Group.

                                    N/A

                                Page 6 of 6 pages


Item 10.              Certification

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    Disclaimer

               The undersigned expressly declares that the filing of this
Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

               Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 2/19/98


                                            WESTPORT ASSET MANAGEMENT, INC.

                                            BY

                                                   ANDREW J. KNUTH, CHAIRMAN



                          STATEMENT OF DIFFERENCES

         The section symbol shall be expressed as ..................'SS'